UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2026

Commission file number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is Wearable Devices Ltd.’s (the “Registrant”) Notice of Meeting, Proxy Statement and Proxy Card for the Special General Meeting of Shareholders to be held on Thursday, February 19, 2026 (the “Meeting”).

Only shareholders of record who hold ordinary shares, no par value per share, at the close of business on January 22, 2026, will be entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote their shares at the Meeting and any postponements or adjournments thereof.

This Report of Foreign Private Issuer on Form 6-K, including its exhibit, is incorporated by reference into the registration statements on Form S-8  (File Nos. 333-291857, 333-290148, 333-284010, 333-269869, and 333-274343) and on Form F-3 (File Nos. 333-274841, 333-287247 and 333-291100) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Notice of Meeting, Proxy Statement and Proxy Card for the Special General Meeting of Shareholders to be held on February 19, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: January 15, 2026	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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